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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-1/A

                               (AMENDMENT NO. 1)
                             TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and

                                 SCHEDULE 13D/A

                               (AMENDMENT NO. 1)

                   Under the Securities Exchange Act of 1934

                            ------------------------

                                KERR GROUP, INC.

                           (Name of Subject Company)

                          KERR ACQUISITION CORPORATION
                        FREMONT ACQUISITION COMPANY, LLC

                                   (Bidders)

    COMMON STOCK, PAR VALUE $0.50 PER SHARE (AND ASSOCIATED PURCHASE RIGHTS) $1.70 CLASS B CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES D, PAR VALUE $0.50
                                   PER SHARE

                         (Title of Class of Securities)

                            492376108 AND 492376207

                     (CUSIP Number of Class of Securities)

                              GILBERT H. LAMPHERE
                                   PRESIDENT
                        FREMONT ACQUISITION COMPANY, LLC
                             C/O THE FREMONT GROUP
                               50 FREMONT STREET
                                   SUITE 3700
                        SAN FRANCISCO, CALIFORNIA 94105
                                 (415) 284-8500

(Name, Address and Telephone Number of Person authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                                    COPY TO:
                              KENTON J. KING, ESQ.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                      Four Embarcadero Center, Suite 3800
                        San Francisco, California 94111
                                 (415) 984-6400

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    This Amendment No. 1 amends and supplements the Tender Offer statement on
Schedule 14D-1/13D (the "Schedule 14D-1/13D") filed with the Securities and Exchange Commission on July 8, 1997 by Kerr Acquisition Corporation (the "Purchaser") and Fremont Acquisition Company, LLC ("Fremont"), relating to the offer by Purchaser to purchase (i) all of the issued and outstanding shares of common stock, par value $0.50 per share, including the associated rights to purchase shares of preferred stock (the "Rights" and, together with common stock, the "Common Stock") issued pursuant to the Rights Agreement, dated as of July 25, 1995, between Kerr Group, Inc., a Delaware corporation (the "Company") and BankBoston, N.A. (formerly The First Bank of Boston), as Rights Agent, as amended, and (ii) all of the issued and outstanding shares of $1.70 Class B Cumulative Convertible Preferred Stock Series D, par value $0.50 per share (the "Series D Preferred Shares"), of the Company, for $5.40 per share of Common Stock and $12.50 per share of Series D Preferred Share, in each case net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 8, 1997 (the "Offer to Purchase"), a copy of which is attached to the Schedule 14D-1/13D as Exhibit (a)(1), and the related Letters of Transmittal, copies of which are attached to the Schedule 14D-1/13D as Exhibits (a)(2) and (a)(3). This filing also constitutes Amendment No. 1 to the
Schedule 13D originally filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, on behalf of each of the Purchaser, Fremont, Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a)-(b) The information set forth in "Section 10--Source of Amount of Funds" of the Offer to Purchase is hereby amended by replacing such Section in its entirety with the following:

    Fremont and the Purchaser estimate that the total amount of funds required by the Purchaser to (i) purchase all the Shares pursuant to the Offer and finance the Merger Consideration, (ii) refinance certain existing indebtedness and accrued liabilities of the Company, (iii) provide cash on the balance sheet of the Company and (iv) pay fees and expenses incurred in connection with the Offer and the Merger will be approximately $95.6 million. Of these funds, it is anticipated that (i) approximately $0.9 million will be obtained from the Company's cash and cash equivalents, (ii) approximately $44.7 million will be obtained by Fremont through the sale of equity interests to Fremont Partners and affiliated partnerships, (and possibly to key management of the Company and related entities) and Fremont will in turn contribute such amount to the Purchaser, and (iii) approximately $50.0 million will be financed either through a permanent bank financing (the "Bank Financing"), or, if the Bank Financing cannot be obtained prior to the date on which the Shares are acquired by the Purchaser pursuant to the Offer, through a bridge facility (the "Bridge Facility") provided by Fremont Partners, the principal terms of which are described below.

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    The following table has been prepared by the Purchaser after discussions with management of the Company and sets forth the approximate amounts, proposed sources and uses of funds necessary to consummate the proposed Offer, Merger and related refinancings:

                                                                                  $ IN MILLIONS
                                                                                  -------------
Sources:
  Cash on balance sheet of the Company..........................................    $     0.9
  Equity Contributions from Fremont.............................................         44.7
  Borrowings under Bridge Facility or Bank Financing............................         50.0
                                                                                        -----
    Total.......................................................................    $    95.6
                                                                                        -----
                                                                                        -----
Uses:
  Purchase Equity...............................................................    $    27.9
  Refinance Existing Debt and Accrued Liabilities of Company....................         57.0
  Cash on balance sheet of the Company..........................................          2.4
  Fees and Expenses.............................................................          8.3
                                                                                        -----
    Total.......................................................................    $    95.6
                                                                                        -----
                                                                                        -----

    The proposed Bridge Facility will be structured as a term loan, and will be fully secured by a first priority, perfected security interest on substantially all the tangible and intangible assets of the Company. The Bridge Facility will mature and be payable in full on the date which is 364 days after the date on which the Shares are acquired by the Purchaser pursuant to the Offer (the "Bridge Maturity Date"). If the Bridge Facility is not refinanced on or prior to the Bridge Maturity Date, it would, at such time, convert (the "Conversion") to a permanent loan facility with a five-year term.

    Prior to the Bridge Maturity Date, the Bridge Facility will accrue interest at a rate per annum equal to LIBOR plus a margin of 250 basis points. Following the Conversion, the Bridge Facility will accrue interest at a rate per annum equal to the rate for five-year U.S. Treasuries as of the date of the Conversion plus a margin of 600 basis points.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS

    Item 11 is hereby amended and supplemented by adding the following Exhibits:

(a)(12)    Notice of United National Bank as Trustee of the Kerr Group, Inc.
             Employee Incentive Stock Ownership Plan I to Participants in the
             Kerr Group, Inc. Employee Incentive Stock Ownership Plan I.

(a)(13)    Notice of United National Bank as Trustee of the Kerr Group, Inc.
             Employee Incentive Stock Ownership Plan to Participants in the
             Kerr Group, Inc. Employee Incentive Stock Ownership Plan.

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                                  EXHIBIT LIST

 EXHIBIT
 NUMBER                                                    EXHIBIT
---------  --------------------------------------------------------------------------------------------------------
(a)(1)     Offer to Purchase, dated July 8, 1997.

(a)(2)     Letter of Transmittal with respect to the Common Stock.

(a)(3)     Letter of Transmittal with respect to the Series D Preferred Shares.

(a)(4)     Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.

(a)(5)     Letter to Clients.

(a)(6)     Notice of Guaranteed Delivery with respect to the Common Stock.

(a)(7)     Notice of Guaranteed Delivery with respect to the Series D Preferred Shares.

(a)(8)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(9)     Press Release jointly issued by Fremont and the Company, dated July 1, 1997.

(a)(10)    Form of Summary Advertisement, dated July 8, 1997.

(a)(11)    Fairness Opinion of CIBC Wood Gundy Securities Corp., dated June 30, 1997.

(a)(12)    Notice of United National Bank as Trustee of the Kerr Group, Inc. Employee Incentive Stock Ownership
             Plan I to Participants in Kerr Group, Inc. Employee Incentive Stock Ownership Plan I.

(a)(13)    Notice of United National Bank as Trustee of the Kerr Group, Inc. Employee Incentive Stock Ownership
             Plan to Participants in Kerr Group, Inc. Employee Incentive Stock Ownership Plan.

(c)(1)     Agreement and Plan of Merger, dated as of July 1, 1997, by and among Fremont, the Purchaser and the
             Company.

(c)(2)     Option Agreement, dated as of July 1, 1997, by and between Fremont and the Company.

(c)(3)     Guarantee, dated as of July 1, 1997, by and between Fremont Partners, L.P. and the Company.

(c)(4)     Confidentiality Agreement, dated November 6, 1995, by and between Fremont Group, Inc. and Lehman
             Brothers Inc. on behalf of the Company.

(d)        None.

(e)        Not applicable.

(f)        None.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 1997

                                KERR ACQUISITION CORPORATION

                                By:  /s/ GILBERT H. LAMPHERE
                                     -----------------------------------------
                                     Name: Gilbert H. Lamphere
                                     Title:  Director and President

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 1997

                                FREMONT ACQUISITION COMPANY, LLC

                                By:  /s/ GILBERT H. LAMPHERE
                                     -----------------------------------------
                                     Name: Gilbert H. Lamphere
                                     Title:  President

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 1997

                             FREMONT PARTNERS, L.P.

                             By: FP Advisors, L.L.C., its general partner

                                 By: Fremont Group, L.L.C., its managing member

                                     By: Fremont Investors, Inc., its manager

                                       By: /s/ GILBERT H. LAMPHERE

                                    --------------------------------------------

                                       Name: Gilbert H. Lamphere
                                          Title:  Managing Director and Director

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 1997

                                FP ADVISORS, L.L.C.

                                By:  Fremont Group, L.L.C., it managing member

                                      By: Fremont Investors, Inc., its manager

                                        By: /s/ GILBERT H. LAMPHERE
                                      -----------------------------------------
                                        Name: Gilbert H. Lamphere
                                        Title:  Managing Director and Director

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 1997

                                FREMONT GROUP, L.L.C.

                                By:     Fremont Investors, Inc., its manager

                                     By: /s/ GILBERT H. LAMPHERE
                                     ----------------------------------------
                                        Name: Gilbert H. Lamphere
                                        Title:  Managing Director and Director

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 1997

                                FREMONT INVESTORS, INC.

                                By:  /s/ GILBERT H. LAMPHERE
                                     -----------------------------------------
                                     Name: Gilbert H. Lamphere
                                     Title:  Managing Director and Director

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                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                                    EXHIBIT
---------  --------------------------------------------------------------------------------------------------------
(a)(12)    Notice of United National Bank as Trustee of the Kerr Group, Inc. Employee Incentive Stock Ownership
             Plan I to Participants in the Kerr Group, Inc. Employee Incentive Stock Ownership Plan I.

(a)(13)    Notice of United National Bank as Trustee of the Kerr Group, Inc. Employee Incentive Stock Ownership
             Plan to Participants in the Kerr Group, Inc. Employee Incentive Stock Ownership Plan.

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